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                                                                    Exhibit 99.1

                                  RISK FACTORS


  CytRx Corporation ("CytRx") intends to qualify both its written and oral forward-looking statements for protection under Section 27A of the Securities Act of 1933, as amended, and Section 216 of the Securities Exchange Act of 1934, as amended, and any other similar safe harbor provisions.

  CytRx provides the following risk factor disclosure in connection with its continuing efforts to qualify its written and oral forward-looking statements for the safe harbor protection of the Securities Act of 1933 and Securities Exchange Act of 1934 and any other similar safe harbor provision. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Annual Report on Form 10-K to which this statement is appended as an exhibit and also include the following:

  You should carefully consider the following risks. If any of the following risks actually occur our business prospects, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment. You should also refer to the other information in this Form 10-K, including our financial statements and the related notes.

We May Not Be Able to Obtain Adequate Funds to Continue Product Testing and Research and Development, Which Will Severely Reduce or Terminate Our Operations and Could Negatively Impact Our Future Profitability and Growth

  On December 31, 2000, we had approximately $3.8 million in cash and cash equivalents and working capital of $2.6 million.

  Our products are governed by extensive U.S. regulation and foreign regulation in other countries where we test and intend to market our current and future products. Approval of a product can take several years and requires substantial capital resources. We do not currently have adequate funds to conduct the required testing and data collection necessary for the FDA to approve FLOCOR or any of our other products. As a result, we must either severely reduce or terminate testing and research and development activities, or obtain additional financing from third parties to fund the required testing.

  If we elect to attempt to obtain additional financing, we may be unable to obtain funds from any third party on terms that we believe are acceptable. Our inability to obtain additional financing would require us to severely reduce or terminate testing and research and development activities and could result in the termination of our operations.

  We do not currently have enough funds to complete the required testing and data collections necessary to obtain regulatory approval of FLOCOR or any of our other products currently under development or to manufacture, market, and distribute any products that may obtain FDA approval. Our need for capital has greatly increased due to additional FDA-required testing of FLOCOR. Delays in regulatory approval will cause substantial unanticipated costs.

  We need to raise additional funds through equity or debt financing, or a combination of both. We may be unable to obtain any financing or financing on acceptable terms. Any financing may be on terms that dilute our stockholders.
A lack of financing would require us to severely reduce or terminate testing and research and development activities and could result in the termination of our operations.
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We Have No Significant Source of Revenue From Our Operations and If We Are
Unable to Generate Revenues From Our Operations We May Have to Depend on Third Parties to Raise Funds

  We currently have no significant source of operating revenue. Our total revenues for 2000 were approximately $3.3 million. Approximately 86% of our 2000 revenues, or $2,877,000, came from non-operating sources such as license for interest income, grants from government agencies and subleases. Approximately 14% of our 2000 revenues, or $451,000, came from selling our services (Spectrum Recruitment Research).

  If the FDA does not approve, for commercial sale, FLOCOR or one of our other products, we may not be able to generate significant revenues for an extended period of time. Lack of revenues adequate to satisfy our operating needs will cause us to depend on equity or debt financing, or a combination of both.

  Because the maximum amount of any drawdown request under the Private Equity Line of Credit Agreement with Majorlink Holdings is subject to a formula based on a percentage of the weighted average common stock price for the three
(3) months prior to the request multiplied by the total trading volume for the same three (3) month period, a decline in the trading volume and/or price of our common stock may reduce the amount we can draw down under the private equity line of credit agreement. In addition, business and economic conditions may not make it feasible to draw down under the private equity line of credit agreement at every opportunity, and drawdowns are available only every 16 trading days. We may need to raise additional capital to fund more rapid expansion, to develop new and enhance existing services to respond to competitive pressures, and/or to acquire complementary businesses or technologies. Majorlink may also decline to purchase shares under a draw request under the private equity line of credit agreement if the conditions included in "Necessary Conditions Before Majorlink will Purchase our Shares" are not met.

  Our placement agreement with Ladenburg Thalman Co. Inc. restricts us from raising investment capital during the term of the placement agreement except through Ladenburg. If we need capital but are unable to drawdown under the private equity line of credit agreement for any reason, we will need to separately negotiate with Ladenburg and Majorlink to lift those restrictions so we can obtain the capital from other sources.

  We may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, we may not be able to effectively execute our business plan.

We Have Operated at a Loss For Over Five Years and Will Likely Continue to Operate at a Loss For Some Time

  We incurred significant net losses for each of the last five years. Since our inception, we have primarily conducted research and development of our products. The costs of our research and development and our lack of operating revenues has resulted in our net losses.

  We will probably incur losses until one or more of our products is approved by the FDA and that product has achieved significant sales volume. The activities required for the FDA review process of a new pharmaceutical are extremely costly and usually take several years. We may never obtain FDA approval of any of our products currently under development.

The Nasdaq National Market May Delist Our Common Stock and If We Are Delisted There May Not Be an Active Trading Market for Our Common Stock

  Our ability to remain listed on the Nasdaq National Market will depend on
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our ability to satisfy applicable Nasdaq criteria including our ability to maintain at least $4 million in "net tangible assets" (defined as Total Assets minus Total Liabilities minus Goodwill minus Redeemable Securities) and maintaining a minimum bid price of $1.00. Our net tangible assets and minimum bid price have recently been near the minimum threshold for these tests, and if we are unable to continue to satisfy these criteria, Nasdaq may begin procedures to remove our common stock from the Nasdaq National Market. If we are delisted from the Nasdaq National Market, an active trading market for our common stock may no longer exist.

We May Be Unable to Successfully Develop or Commercialize Our Products, Which Would Severely Reduce or Terminate Our Operations

  Our continued operations substantially depend on our ability to successfully develop and commercialize our products.

  In a Phase III clinical study, a drug is tested in a large patient population to provide a thorough understanding of the drug's effectiveness, benefits and the range of possible side effects. A Phase III study must be successfully completed before a company can request FDA approval for marketing the drug.

  In December 1999, we reported results from our Phase III clinical study of FLOCOR for treatment of sickle cell disease patients experiencing an acute vaso-occlusive crisis (a blockage of blood flow caused by deformed, or "sickled" red blood cells). Overall, the study did not achieve the statistical target for its primary objective, which was to decrease the length of vaso-occlusive crisis for the study population as a whole. To collect adequate information for FDA approval, we will need to conduct additional clinical studies, which we will not begin unless we are able to raise additional funds.

  Even if we are able to obtain FDA approval of one or more of our products, we may not have adequate financial or other resources, or expertise to commercialize, market and distribute those products successfully. If we do not have adequate resources or the expertise to commercialize our products successfully, we may rely on third parties to provide financial or other resources to help us commercialize those products or we may have such third parties market and distribute our products for us. In order to enter into any such arrangements with a third party, we may have to give up some or all of our rights to some of our products. We may be unable to find a third party willing to provide us with resources or to market and distribute our products. Even if we find a willing third party, we may not be able to reach an agreement on terms that we believe are acceptable.

We Depend on a Limited Number of Suppliers For an Adequate Supply of Materials, Which May Negatively Affect Our Ability to Manufacture Our Products

  We require three suppliers of materials or services to manufacture FLOCOR. These consist of a supplier of poloxamer 188, which is the raw material used to manufacture FLOCOR (the raw drug substance), a manufacturer who can refine the raw drug substance to our specifications (the purified drug substance), and a manufacturer who can mix the purified drug substance with other inactive ingredients in a sterile environment to produce the final dosage form of FLOCOR. Our inability to maintain relationships with those suppliers could result in lengthy delays in the FDA and other regulatory agencies approval processes, causing us to incur substantial unanticipated costs or our inability to produce, market and distribute our product.

  We have not entered into an agreement with any supplier for the raw drug substance because we believe that it is widely available. In August 1999, we entered into a long-term commercial supply contract with Organichem Corp. of Rensselaer, New York to obtain the purified drug substance. We have also
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entered into an agreement with the Hospital Products Division of Abbott
Laboratories for the manufacture of our finished drug product. If we are unable to maintain those relationships on terms acceptable to us or to replace such suppliers if they fail to adequately perform, we will experience delays in clinical trials or commercialization of our products.

We May Incur Substantial Costs and Liability From Product Liability Claims

  If any of our products are alleged defective, they may expose us to claims for personal injury. Even if the commercialization of one or more of our products is approved by the FDA, users may claim that such product caused unintended adverse effects. We currently carry product liability insurance covering the use of our products in human clinical trials and may extend that coverage to third parties who collaborate with us on the development of our products. However, if someone asserts a claim against us and the amount of such claim exceeds our policy limits or is not covered by our policy, such successful claim may exceed our financial resources and cause us to discontinue operations. Even if claims asserted against us are unsuccessful, they may divert management's attention from our operations and we may have to incur substantial costs to defend such claims.

We May Experience Volatility in Our Stock Price, Which May Negatively Impact Your Investment

  The market price of our common stock has experienced significant volatility in the past and may continue to experience significant volatility from time to time. Our stock price has ranged from $0.75 to $13.50 over the past five years. Factors such as the following may affect such volatility:

 .  our quarterly operating results;

 . announcements of regulatory developments or technological innovations by us or our competitors;

 .  government regulation of drug pricing;

 .  developments in patent or other technology ownership rights; and

 .  public concern regarding the safety of our products.

  Other factors which may affect our stock price are general changes in the economy, financial markets or the pharmaceutical or biotechnology industries.


We will have broad discretion in the use of the proceeds from the sale of our common stock under the private equity line of credit agreement, and any failure to apply the proceeds effectively could negatively affect our business prospects.

  We expect to use the net proceeds from the draw downs under the private equity line of credit agreement with Majorlink Holdings for general corporate purposes. We will have significant flexibility in applying the net proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds. If we fail to apply the net proceeds effectively, our business could be negatively affected.

Our stock price may be negatively affected and you will experience dilution if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement.

  We may raise funds by issuing shares of our common stock under the private
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equity line of credit agreement. According to the private equity line of credit agreement, any shares of our common stock we sell to Majorlink, the investor, will be at 90% of the average market price over the nine lowest days of a fifteen-day valuation period. This discount to Majorlink may place downward pressure on our stock price and will dilute your ownership of our common stock. Additionally, a decrease in our stock price could damage our capital structure and make it difficult or impossible to raise additional financing (See Risk Factor "We May Not Be Able to Obtain Adequate Funds to Continue Product
Testing and Research and Development, Which Will Severely Reduce or Terminate Our Operations and Could Negatively Impact Our Future Profitability and
Growth"

Our stock price may be negatively affected if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement and if our stock price is negatively affected, the Nasdaq National Market may delist our common stock.

  If we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement, our stock price may be negatively affected (see Risk Factor "Our stock price may be negatively affected and you will experience dilution if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement"). If our stock price is negatively affected, the Nasdaq National Market may delist our common stock (See Risk Factor "The Nasdaq National Market may delist our common stock and if we are delisted there may not be an active trading market for our common stock").

Our Anti-Takeover Provisions May Limit Stockholder Value

  We have a shareholder rights plan and provisions in our bylaws that may discourage or prevent a person or group from acquiring us without our board of directors' approval. The intent of the shareholder rights plan and our bylaw provisions is to protect our shareholders' interests by encouraging anyone seeking control of our Company to negotiate with our Board of Directors.

  We have a classified board of directors, which requires that at least two stockholder meetings, instead of one, will be required to effect a change in the majority control of our board of directors. This provision applies to every election of directors, not just an election occurring after a change in control. The classification of our board increases the amount of time it takes to change majority control of our board of directors and may cause our potential purchasers to lose interest in the potential purchase of us, regardless of whether our purchase would be beneficial to us and our stockholders.

  Our bylaws provide that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause.

  Our bylaws also provide that a stockholder must give us at least 120 days notice of a proposal or director nomination that such stockholder desires to present at any annual meeting or special meeting of stockholders. Such provision prevents a stockholder from making a proposal or director nomination at a stockholder meeting without us having advance notice of that proposal or director nomination. This could make a change in control more difficult by providing our directors with more time to prepare an opposition to a proposed change in control.